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03029454

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BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089

Our reference AC/ih

Date August 20, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services reports continuing operating improvements and net income of USD 701 million in the first half of 2003" dated August 20, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Haberling

Andres Christen

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

Enclosure

dlw 8/25

Media Release



Zurich Financial Services reports continuing operating improvements and net income of USD 701 million in the first half of 2003

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

- Business Operating Profit increased by 56% to USD 1.3 billion from USD 812 million
- Operating cash flow of USD 4.5 billion, an improvement of 25%
- Premium growth of 29% in Non-life insurance to USD 19.3 billion and 20.9 percentage point improvement in the combined ratio to 98.8%
- Growth in Life insurance premiums of 31% to USD 6.4 billion, while gross new business premiums increased by 22% to USD 1.1 billion
- Net Non-life and reinsurance reserves increased by USD 3.2 billion to USD 32.8 billion since December 31, 2002; the Centre balance sheet was strengthened by USD 474 million
- Total shareholders' equity of USD 18.7 billion, up from USD 16.8 billion at December 31, 2002
- Divestments on target and Global Profit Improvement Program on track with improvements of USD 540 million in the first six months

Zurich, August 20, 2003 - Zurich Financial Services (Zurich) reported continuing operating improvements and a return to profitability with a net income of USD 701 million for the first six months 2003. This unaudited net income compared with a loss of USD 2.0 billion in the same period of 2002. The result of the previous year included special provisions of USD 2.7 billion. In the first half of the current year, results benefited from better claims and expense management in our core businesses as well as from firm


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FINANCIAL SERVICES

prices in most non-life markets. Net investment income increased by 12% to USD 3.6 billion, while the total return on the portfolio of USD 177.6 billion climbed to 3.3%, an improvement of 2.4 percentage points over last year. The underlying improvement in operations is also reflected in Business Operating Profit (BOP), which rose by 56% to USD 1.3 billion.

In line with the action program to restore the Group's profitability, Zurich has achieved some major milestones in the first six months of 2003:

- **Operating improvements:** Underwriting discipline and continuing efforts to increase profitability led to expense reductions and a combined ratio in Zurich's Non-life operations of 98.8%, an improvement of 20.9 percentage points over the previous year (including special provisions). Operating cash flow increased by 25% to USD 4.5 billion.
- **Focus on core businesses sharpened**: Zurich continued to exit peripheral markets and activities considered non-core or not aligned with performance goals. Transactions announced in the first six months include the sale of Zurich Life in the US to Bank One, the sale of Threadneedle to American Express, and a framework agreement for the transfer of certain ZCM transactions and assets to BNP Paribas. In July, the closure of Zurich Life Assurance in the UK and its sale to Swiss Re was announced. Most of these transactions are expected to close in the second half of 2003.
- **Balance sheet strengthened and management of capital base improved:** Available capital was increased by more than USD 5 billion since June 30, 2002. This total includes more than USD 1 billion of capital released from divestments. Net Non-life and Reinsurance reserves increased by USD 3.2 billion to USD 32.8 billion since December 31, 2002; the Centre balance sheet was strengthened by USD 474 million. The share


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of equities in the investment portfolio was reduced from 8.3% at December 31, 2002 to 6.1% in line with the program to de-risk the investment portfolio by selling or hedging equities.

Performance by Business Segment

The analysis of the results by business segment for the first half of 2003 is made against the prior period results before the 2002 special provisions unless explicitly stated otherwise. The results are unaudited but have been reviewed by the Group's external auditors.

Non-life Insurance

Driven by the strong market gross written premiums and policy fees in the Non-life Insurance segment increased USD 4.3 billion, or 29% (19% in local currency), from USD 15.0 billion for the first half of 2002 to USD 19.3 billion for the same period of 2003. This result was supported by increases in all geographic segments. Total benefits, losses and expenses increased by USD 2.9 billion, or 27%, from USD 10.5 billion for the first half of 2002 to USD 13.4 billion in 2003. Disciplined underwriting and continued efforts to increase profitability led to expense reductions and a combined ratio in Non-life operations of 98.8%, an improvement of 4.5 percentage points over the same period in the previous year and an improvement of 20.9 percentage points including special provisions. The net loss ratio improved by 3.1 percentage points to 74.0% in the first half of 2003. Net income rose from USD 132 million to USD 766 million, while Business Operating Profit increased USD 680 million from USD 249 million to USD 929 million for the same period in 2003.


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FINANCIAL SERVICES

Life Insurance

Life Insurance gross written premiums, policy fees and insurance deposits increased by USD 1.2 billion, or 13%, to USD 10.4 billion for the first half of 2003. In local currency, we experienced a 1% decline in gross written premiums and policy fees and insurance deposits. Net income was USD 391 million, compared with USD 446 million in the previous year, while Business Operating Profit increased by 49% from USD 368 million to USD 550 million. Embedded value operating profit was USD 583 million in the first half of 2003, corresponding to an operating return on embedded value of 5.8%. Gross new business premiums, measured on an annual premium equivalent (APE) basis, increased by 22% to USD 1.1 billion. This increase is primarily due to including the results of the former Deutsche Bank insurance operations, acquired in the spring of 2002, for the full six months of 2003. The acquisition contributed USD 212 million of APE during the first half of 2003, compared with USD 95 million in the previous year.

Farmers Management Services

The Farmers Management Services segment continued to show strong earnings growth in the first half of 2003. Farmers Group, Inc. and its subsidiaries (FGI) provide management services to the Farmers P&C Group Companies. While premiums are written and claims are paid by the Farmers P&C Group Companies, which we do not own, FGI provides management services to the Farmers P&C Group Companies and receives management fees for these services. Such fees and other related revenue, which primarily consists of management fees from the Farmers P&C Group Companies, increased 6% from USD 885 million to USD 935 million for the same period of 2003, due mainly to a 4.1% increase in gross earned premiums of


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the Farmers P&C Group Companies. Net income increased by USD 44 million, or 16%, from USD 269 million to USD 313 million, reflecting strong revenue growth and successful expense reductions. Business Operating Profit improved USD 68 million, or 15%, from USD 445 million to USD 513 million.

Other Businesses

Net earned premiums and policy fees recorded in the Other Businesses segment have declined slightly by USD 3 million to USD 656 million for the first half of 2003, with Centre being the only operation with significant net earned premiums in both the first half of 2003 and 2002. As a result of the sale of Zurich Scudder Investments in April 2002, management fees have declined by USD 331 million, or 94%, to USD 20 million. Net investment result has increased by USD 128 million to USD 692 million for the first half of 2003. Reserve strengthening of USD 474 million impacted the result at Centre. It was primarily related to the life and disability business as well as to certain asset-backed transactions in the leisure, transportation, and health care sectors whose collateral values have declined. Net income in the Other Businesses segment has shifted from a net income of USD 354 million to a loss of USD 304 million. However, the 2002 result includes gains of USD 373 million after tax primarily from the sale of Zurich Scudder Investments. Business Operating Profit has also shifted from a net profit of USD 45 million to a loss of USD 478 million in 2003. Because this measure includes the impact of realized capital gains from our Zurich Capital Markets operations, the Business Operating Profit is lower than the net income for the Other Businesses segment.


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Corporate Center

The Corporate Center segment includes Group holding companies, central expenses at headquarters in Zurich, central financing vehicles and certain businesses in run-off. In spite of the unfavorable exchange rate movement, net expenses at the headquarters in Zurich are down by USD 37 million, or 48%. The segment reported net expenses of USD 465 million for the first half of 2003, an improvement of USD 53 million from the USD 518 million in the first half of 2002. Business Operating Profit improved from a loss of USD 295 million to a loss of USD 249 million for the current year.

Investment performance

The Group's investment portfolio (excluding unit-linked assets) increased by 8% to USD 177.6 billion at June 30, 2003. The total return of this portfolio was USD 5.6 billion, corresponding to a return of 3.3% (after excluding investment expenses of USD 142 million), an increase of 2.4 percentage points from the same period of 2002. The return on debt securities, which comprise approximately two thirds of the total investment portfolio, was 4.0%, while the yield on equities was 3.0%. This equities result includes USD 943 million of impairments, which were recognized in the first quarter 2003. Net investment income increased by 12% to USD 3.6 billion.

Balance sheet, reserves, and capital base management

Total assets were USD 309.7 billion at June 30, 2003, an increase of 8% compared with USD 285.9 billion at December 31, 2002. The Group has reduced its exposure to common stock for which it bears investment risk to


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6.1% of the total investment portfolio at June 30, 2003 from 8.3% at December 31, 2002.

At June 30, 2003, total insurance reserves, net of reserves ceded to reinsurers, were USD 148.2 billion. This compares with total net reserves of USD 135.3 billion at December 31, 2002.

Shareholders' equity was USD 18.7 billion at June 30, 2003 as compared with USD 16.8 billion at December 31, 2002. The increase primarily reflects net income of USD 701 million as well as the result of a net increase in unrealized gains on investments and translation adjustments due to the decline of the US dollar against the euro and the Swiss franc.

Note to editors:

See appendix for supplemental information.

Additional information including the financial statements and the Half-Year 2003 Results presentation for analysts and media is available on our website at www.zurich.com.

There will be a joint conference for analysts, investors, and media at 11:30 AM CET at the Zurich Development Center, Keltenstrasse 48, Zurich.

The conference will be webcast on our website www.zurich.com live from 11:30 AM. CET followed by a webcast playback available after 6 PM.


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FINANCIAL SERVICES

Electronic pictures are available free of charge for downloading after 3 p.m. under the link http://www.zurich.com/zfs/media/visuals_library.jhtml.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs approximately 64,000 people.

For further information please contact:

Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com

SWX Swiss Exchange/virt-x: ZURN

Financial highlights

The following table presents the summarized consolidated results of operations of the Group for the six months ended 30 June 2003 and 2002 and the financial position as at 30 June 2003 and 31 December 2002.

Consolidated operating statements in USD millions, for the six months ended 30 June	**2003**	2002	Change in %
Gross written premiums and policy fees	**26,096**	20,727	26%
Net investment result	**3,145**	3,055	3%
Net income	**701**	–2,029	nm
Net income before special provisions in 2002[1]	**701**	683	3%
Business operating profit[2]	**1,265**	812	56%

Consolidated balance sheet in USD millions	**30/06/2003**	31/12/2002	Change in %
Total investments	**177,567**	163,788	8%
Total assets	**309,725**	285,856	8%
Insurance reserves, gross	**167,092**	153,334	9%
Senior and subordinated debt	**4,544**	4,438	2%
Total shareholders' equity	**18,650**	16,805	11%

Non-life combined ratio for the six months ended 30 June	**2003**	2002	Change
Net combined ratio	**98.8%**	119.7%	–20.9 pts
Net combined ratio, before special provisions	**98.8%**	103.3%	–4.5 pts

Life embedded value information for the six months ended 30 June	**2003**	2002	Change
Embedded value profit, after tax (in USD millions)	**556**	–380	nm
New business profit margin (APE)	**8.2%**	5.4%	2.8 pts

[1] For a description of special provisions, see Operating Review – Overview.
[2] For a definition of business operating profit, see Operating Review – Overview.



Net income by segment
Six months ended 30 June
in USD millions
2002[1]
2003
1,300
1,100
900
700
500
300
100
–100
–300
–500
132
766
446
391
269
313
354
–304
–518
–465
683
701
Non-life
Life
Farmers
Other Businesses
Corporate Center
Total
Business operating profit
Six months ended 30 June
in USD millions
2002
2003
249
929
368
550
445
513
45
–478
–295
–249
812
1,265

[1] Net income before special provisions in 2002



Revenue by segment
(before eliminations)
Half year 2003
in USD millions
1,468
238
976
8,196
14,495
Non-life
Other Businesses
Life
Corporate Center
Farmers
Non-life GWP
(before eliminations)
Half year 2003
in USD millions
995
870
3,068
7,832
5,923
1,583
NA Corporate
UKISA
NA Consumer
Rest of World
Cont. Europe
Centrally Managed Businesses

Life GWP plus deposits
(before eliminations)
Half year 2003
in USD millions

811 | 1,527 | 2,978 | 5,113

NA Consumer | Rest of World | Cont. Europe | UKISA